Mail Stop 4561

September 8, 2008

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

>   **Re: CapTerra Financial Group, Inc.**
>   **Form 10-KSB for the year ended 12/31/2007**
>   **Filed on 3/31/2008**
>   **File No. 000-50764**

Dear Mr. James W. Creamer III:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Item 8A – Controls And Procedures, page 19

1.   We note management performed its assessment of internal control over financial
        reporting. Your disclosures do not comply with all aspects of Item 308T(a) of
        Regulation S-B.   Please revise your disclosures to provide the following:

        ▪   A statement of management's responsibility for establishing and
            maintaining adequate internal control over financial reporting.
        ▪   A statement identifying the framework used by management to evaluate
            the effectiveness of the internal control over financial reporting.
            Framework should be a suitable, recognized control framework that is
            established by a body or group that has followed due-process procedures,
            including the broad distribution of the framework for public comment.
            Reference *Release No. 33-8238*: "Management's Reports on Internal
            Control over Financial Reporting and Certification of Disclosure in
            Exchange Act Periodic Reports".
        ▪   A statement in substantially the following form: "This annual report does
            not include an attestation report of the company's registered public
            accounting firm regarding internal control over financial reporting.
            Management's report was not subject to attestation by the company's
            registered public accounting firm pursuant to temporary rules of the
            Securities and Exchange Commission that permits the company to provide
            only management's report in this annual report."

Financial Statements and Notes

Note 8 – Income Taxes, page F-17

2.   We note that as of December 31, 2007 and June 30, 2008, you have not recorded
        a valuation allowance for your deferred tax assets.   Given your history of
        operating losses, tell us and explain the factors you considered, both positive and
        negative, and the weight you placed on each factor in determining that no
        valuation allowance was required.   Refer to paragraphs 23 – 25 of SFAS 109.

Certifications

3.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B.   Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-B. Please note that your circumstances require a full amendment to be filed.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

James W. Creamer III
CapTerra Financial Group, Inc.
September 8, 2008
Page 4

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant